

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-7010**

Mail Stop 3010

May 5, 2010

Petie Parnell Macguire
Good Earth Land Sales Company
7217 First Avenue S.
St. Petersburg, Florida 33707

      **Re:**    **Good Earth Land Sales Company**
             **Post-Effective Amendment No. 2 to Form SB-2 on Form S-1**
             **Filed April 27, 2010**
             **File No. 333-139220**

Dear Ms. Macguire:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2008

Item 9a(T). Controls And Procedures, page F-3

Management's Annual Report on Internal Control over Financial Reporting, page F-3

1.     You disclose that your management, including your Board of Directors and principal financial and executive officer have concluded that your internal control over financial reporting was not effective as of September 30, 2009. Please revise to report on your internal control over financial reporting as of the end of your fiscal year ended December 31, 2008. Please also disclose the reasons underlying

the problems with your internal control over financial reporting and discuss the steps that you took to try to remedy the problems.  This discussion must include disclosure of any material weakness in your internal control over financial reporting identified by management.  See Item 308T of Regulation S-K.  Please also include the statement regarding the attestation report of the company's registered public accounting firm required by Item 308T(a)(4).

Evaluation of Disclosure Controls and Procedures, page F-3

2.      You disclose that your principal executive officer and principal financial officer have reviewed the effectiveness of your disclosure controls and procedures and concluded that the disclosure controls and procedures were not effective.  Please also disclose the reasons underlying the problems with your disclosure controls and procedures and discuss the steps that you took to try to remedy the problems.

Exhibit 31.1

3.      Please revise paragraph 4 to include the introductory language regarding internal control over financial reporting and to include the language as provided in paragraph 4(d) of Item 601(b)(31)(i) of Regulation S-K.  Your certification as filed omits the introductory language regarding internal control over financial reporting in paragraph 4 and refers to "the period covered by this report" in paragraph 4(d) instead of  "the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" as required.  Please see Item 601(b)(31)(i) of Regulation S-K.

Form 10-K for the fiscal year ended December 31, 2009

Item 9a(T). Controls And Procedures, page 12

Management's Annual Report on Internal Control over Financial Reporting, page 12

4.      You disclose that your management, including your Board of Directors and principal financial and executive officer have concluded that your internal control over financial reporting was not effective as of December 31, 2009.  Please also disclose the reasons underlying the problems with your internal control over financial reporting and discuss the steps that you took to try to remedy the problems.  This discussion must include disclosure of any material weakness in your internal control over financial reporting identified by management.  See Item 308T of Regulation S-K.  Please also include the statement regarding the attestation report of the company's registered public accounting firm required by Item 308T(a)(4).

<u>Evaluation of Disclosure Controls and Procedures, page 12</u>

5.      You disclose that your principal executive officer and principal financial officer have reviewed the effectiveness of your disclosure controls and procedures and concluded that the disclosure controls and procedures were not effective.  Please also disclose the reasons underlying the problems with your disclosure controls and procedures and discuss the steps that you took to try to remedy the problems.

<u>Exhibit 31.1</u>

6.      Please revise paragraph 4 to include the introductory language regarding internal control over financial reporting and to include the language as provided in paragraph 4(d) of Item 601(b)(31)(i) of Regulation S-K.  Your certification as filed omits the introductory language regarding internal control over financial reporting in paragraph 4 and refers to "the period covered by this report" in paragraph 4(d) instead of  "the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" as required.  Please see Item 601(b)(31)(i) of Regulation S-K.

As appropriate, please amend your filing in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc:     Justeene Blankenship PLLC